UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.1)*

Under the Securities Exchange Act of 1934

Zai Lab Limited

(Name of Issuer)

Ordinary shares, par value US $ 0.00006 per share

(Title of Class of Securities)

98887Q104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98887Q104	Schedule 13G

1	Names of Reporting Persons Advantech Capital Partners Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,551,772(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,551,772(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,772(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.7%(2)
12	Type of Reporting Person PN

(1)                   Represents (i) 4,246,791 ordinary shares, par value $0.00006 per share (the “shares”) of Zai Lab Limited (the “Issuer”) held by Maxway Investment Limited and (ii) 304,981 shares held by Harbor Front Investment Limited (“Harbor Front”), a wholly-owned subsidiary of Advantech Master Investment Limited.

(2)                   Based upon 67,775,511 shares outstanding as of September 30, 2019, as described in the Issuer’s Form 424(b)(2), filed with the SEC on January 24, 2020.

CUSIP No. 98887Q104	Schedule 13G

1	Names of Reporting Persons Advantech Capital L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,551,772(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,551,772(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,772(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.7%(2)
12	Type of Reporting Person PN

(1)                   Represents (i) 4,246,791 shares held by Maxway Investment Limited and (ii) 304,981 shares held by Harbor Front.

(2)                   Based upon 67,775,511 shares outstanding as of September 30, 2019, as described in the Issuer’s Form 424(b)(2), filed with the SEC on January 24, 2020.

CUSIP No. 98887Q104	Schedule 13G

1	Names of Reporting Persons Advantech Master Investment Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,551,772(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,551,772(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,772(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.7%(2)
12	Type of Reporting Person PN

(1)                   Represents (i) 4,246,791 shares held by Maxway Investment Limited and (ii) 304,981 shares held by Harbor Front.

(2)                   Based upon 67,775,511 shares outstanding as of September 30, 2019, as described in the Issuer’s Form 424(b)(2), filed with the SEC on January 24, 2020.

CUSIP No. 98887Q104	Schedule 13G

1	Names of Reporting Persons Maxway Investment Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,246,791
	7	Sole Dispositive Power
	8	Shared Dispositive Power 4,246,791
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,246,791
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.3%(1)
12	Type of Reporting Person PN

(1)                   Based upon 67,775,511 shares outstanding as of September 30, 2019, as described in the Issuer’s Form 424(b)(2), filed with the SEC on January 24, 2020.

CUSIP No. 98887Q104	Schedule 13G

Item 1(a)                                             Name of Issuer:

Zai Lab Limited

Item 1(b)                                             Address of Issuer’s Principal Executive Offices:

4560 Jinke Road

Bldg. 1, 4F, Pudong, Shanghai

China 201210

Item 2(a)                                             Name of Person Filing:

Advantech Capital Partners Ltd., Advantech Capital L.P., Advantech Master Investment Limited, and Maxway Investment Limited (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1.  Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2(b)                                             Address of Principal Business Office or, If none, Residence:

The address of the principal business office of each of the Reporting Persons is:

DMS House, 20 Genesis Close

George Town, Grand Cayman KY1-1103

Cayman Islands

Item 2(c)                                              Citizenship:

See Row 4 of cover page.

Item 2(d)                                             Title of Class of Securities:

Ordinary shares, par value US $0.00006 per share.

Item 2(e)                                              CUSIP Number:

98887Q104

Item 3.                                                         Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.                                                         Ownership

(a)         Amount Beneficially Owned by each Reporting Person: See Row 9 of cover page.

(b)         Percent of Class Beneficially Owned by each Reporting Person: See Row 11 of cover page.

(c)          Number of shares as to which each Reporting Person has:

i.                  Sole power to vote or to direct the vote: See Row 5 of cover page.

ii.               Shared power to vote or to direct the vote: See Row 6 of cover page.

iii.            Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.

iv.           Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5.                                                         Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.                                                         Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                                                         Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.                                                         Identification and Classification of Members of the Group

Not applicable.

Item 9.                                                         Notice of Dissolution of Group

Not applicable.

CUSIP No. 98887Q104	Schedule 13G

Item 10.                                                  Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Advantech Capital Partners Ltd.

By:	/s/ Wong Kok Wai
Wong Kok Wai
Director

Advantech Capital L.P.
By its general partner, Advantech Capital Partners Ltd.

By:	/s/ Wong Kok Wai
Wong Kok Wai
Director

Advantech Master Investment Limited

By:	/s/ Wong Kok Wai
Wong Kok Wai
Director

Maxway Investment Limited

By:	/s/ Wong Kok Wai
Wong Kok Wai
Director

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of Zai Lab Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G. Each of the undersigned acknowledges that each shall be responsible for the timely filing of amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 11th day of February 2020.

Advantech Capital Partners Ltd.

By:	/s/ Wong Kok Wai
Wong Kok Wai
Director

Advantech Capital L.P.
By its general partner, Advantech Capital Partners Ltd.

By:	/s/ Wong Kok Wai
Wong Kok Wai
Director

Advantech Master Investment Limited

By:	/s/ Wong Kok Wai
Wong Kok Wai
Director

Maxway Investment Limited

By:	/s/ Wong Kok Wai
Wong Kok Wai
Director